Mail Stop 3561

July 7, 2006

By Facsimile and U.S. Mail

Geoffrey P. Jurick
Chairman of the Board, Chief
     Executive Officer and President
Emerson Radio Corp.
Nine Entin Road
Parsipanny, NJ 07054

      Re: Emerson Radio Corp.
            Form 10-K for Fiscal Year Ended March 31, 2005
            Filed June 29, 2005
            Form 10-Q for Fiscal Quarter Ended December 31, 2005
            Filed February 15, 2006
            File No. 1-07731

Dear Mr. Jurick:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Michael Moran
             Accounting Branch Chief